SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 09 May 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Results for the full year to 31 March 2019
9 May 2019

BT Group plc (BT.L) today announced its results for the full year to 31 March 2019.
Key strategic developments
●
FTTP build targets increased from 3m to 4m premises passed by March 2021; FTTP ambition increased from 10m to 15m by mid-2020s and remains subject to conditions being right
●
EE to launch 5G imminently and on track to go live in 16 cities in 2019 with a range of device partners
●
Continued quarterly improvement in customer experience metrics; Group NPS1 up 6.5 points, Right First Time2 up 5.4%
●
Initiatives to transform our business are on track; restructuring programme achieved annualised cost savings of £875m
Operational:
●
Openreach passed c.2m premises with Gfast and c.1.2m with FTTP; now passing c.20,000 premises with FTTP per week
●
BT Plus takeup remains encouraging with around 1 million subscribers since May 2018 launch
●
Consumer fixed ARPC down 0.3% in the quarter to £38.8 reflecting retail market competition; postpaid mobile ARPC down 0.9% in the quarter to £20.9 due to increased mix of SIM only; RGUs per address stable at 2.37
●
Mobile churn down to 1.1% reflecting improved retention and successful device launches; fixed churn flat at 1.4%
Financial:
●
Reported revenue of £23,428m and adjusted revenue of £23,459m both down 1%4 as growth in Consumer was offset by regulated price reductions in Openreach and declines in our enterprise businesses, in particular in fixed voice
●
Reported profit before tax of £2,666m, up 2%; adjusted3 EBITDA of £7,392m, down 2%4
●
Net cash inflow from operating activities of £4,256m, down 14% mainly due to pension deficit payments, increased capital expenditure and lower EBITDA; normalised free cash flow3 of £2,440m, down 18%
●
Capital expenditure £3,963m, up £441m, of which £213m relates to BDUK grant funding deferral including the change in take-up assumption announced in Q2, and the remainder primarily to increased investment in FTTP
●
Proposed final dividend of 10.78p pence per share, giving a full-year dividend of 15.4p; unchanged on last year
●
Outlook for 2019/20: adjusted3 revenue down c.2%, adjusted3 EBITDA £7.2bn - £7.3bn, capital expenditure5 £3.7bn - £3.9bn and normalised free cash flow3 of £1.9bn - £2.1bn

Philip Jansen, Chief Executive, commenting on the results, said
"BT delivered solid results for the year, in line with our guidance, with adjusted profit growth in Consumer and Global Services offset by declines in Enterprise and Openreach.
"Since joining the company three months ago, it has become clear to me just how fundamental BT's role is in connecting our society. While we are really well positioned in a very challenging and competitive UK market, we have a lot of work to do to ensure we remain successful and deliver long term sustainable value to our shareholders.  We need to invest to improve our customer propositions and competitiveness. We need to invest to stay ahead in our fixed, mobile and core networks, and we need to invest to overhaul our business to ensure that we are using the latest systems and technology to improve our efficiency and become more agile.
"Our aim is to deliver the best converged network and be the leader in fixed ultrafast and mobile 5G networks. We are increasingly confident in the environment for investment in the UK. We have already announced the first 16 UK cities for 5G investment. Today we are announcing an increased target to pass 4m premises with ultrafast FTTP technology by 2020/21, up from 3m, and an ambition to pass 15 million premises by the mid-2020s, up from 10 million, if the conditions are right, especially the regulatory and policy enablers.
"For 2018/19 the Board has decided to hold the full year dividend unchanged at 15.4p per share. The Board also expects to hold the dividend unchanged in respect of the current financial year given our outlook for earnings and cash flow."

Full year to 31 March	2019 (IFRS 15)	2018 (IFRS 15 pro forma)	2018 (IAS 18)	Change
	£m	£m	£m	%
Reported measures
Revenue	23,428		23,723	(1)
Profit before tax	2,666		2,616	2
Profit after tax	2,159		2,032	6
Basic earnings per share	21.8p		20.5p	6
Net cash inflow from operating activities	4,256		4,927	(14)
Full year dividend	15.4p		15.4p	-
Capital expenditure	3,963		3,522	13

Adjusted measures
Adjusted3 Revenue	23,459	23,761	23,746	(1)4
Change in underlying3 revenue				(0.9)4
Adjusted3 EBITDA	7,392	7,577	7,505	(2)4
Adjusted3 basic earnings per share	26.3p	28.6p	27.9p	(6)4
Normalised free cash flow3	2,440	2,973	2,973	(18)
Net debt3	11,035	9,627	9,627	15

Customer facing unit results for the full year to 31 March 2019

	Adjusted1 revenue			Adjusted1 EBITDA			Normalised free cash flow1
Full year to	2019	2018	Change	2019	2018	Change	2019	2018	Change
31 March	(IFRS 15)	(IFRS 15		(IFRS 15)	(IFRS 15		(IFRS 15)	(IFRS 15
		pro forma)			pro forma)			pro forma)
	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	10,695	10,379	3	2,534	2,369	7	1,323	1,354	(1)
Enterprise	6,292	6,653	(5)	1,990	2,060	(3)	1,483	1,569	(5)
Global Services	4,735	5,019	(6)	505	430	17	296	115	n/m
Openreach	5,075	5,285	(4)	2,423	2,719	(11)	685	1,162	(41)
Other	3	10	n/m	(60)	(1)	n/m	(1,347)	(1,227)	(11)
Intra-group items	(3,341)	(3,585)	(7)	-	-	-	-	-	-
Total	23,459	23,761	(1)	7,392	7,577	(2)	2,440	2,973	(18)
Fourth quarter to
31 March

Consumer	2,638	2,572	3	670	680	(1)	395	479	(18)
Enterprise	1,564	1,679	(7)	504	535	(6)	424	469	(10)
Global Services	1,201	1,243	(3)	150	135	11	200	220	(9)
Openreach	1,271	1,320	(4)	595	675	(12)	44	251	(82)
Other	(1)	2	n/m	(80)	11	n/m	(360)	(393)	(8)
Intra-group items	(820)	(890)	(8)	-	-	-	-	-	-
Total	5,853	5,926	(1)	1,839	2,036	(10)	703	1,026	(31)

Performance against 2018/19 outlook

2018/19 outlook		2018/19 Performance
Change in underlying1 revenue (IFRS 15 basis)	Down c.2%	Down 0.9%
Adjusted1 EBITDA	£7.3bn - £7.4bn	£7.4bn
Capital expenditure2	c.£3.7bn	£3.8bn
Normalised free cash flow1	£2.3bn - £2.5bn	£2.4bn

1 See Glossary below
2 Excluding BDUK clawback
n/m = not meaningful

Glossary of alternative performance measures

Adjusted	Before specific items
EBITDA	Earnings before interest, tax, depreciation and amortisation
Adjusted EBITDA	EBITDA before specific items, share of post tax profits/losses of associates and joint ventures and net non-interest related finance expense
Free cash flow	Net cash inflow from operating activities after capital expenditure
Capital expenditure	Additions to property, plant and equipment and intangible assets in the period
Normalised free cash flow	Free cash flow after net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged. Fair value adjustments and accrued interest applied to reflect the effective interest method are removed.

Specific items	Items that in management's judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 6 on page 26
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 1 on page 36

We assess the performance of the group using a variety of alternative performance measures. The rationale for using adjusted measures is explained in note 1 on page 36. Results on an adjusted basis are presented before specific items. Reconciliations from the most directly comparable IFRS measures are in Additional Information on pages 36 to 38.

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 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 09 May 2019